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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------

                                   SCHEDULE TO/A
                                   (RULE 14d-100)
                   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 4)

                             HOWMET INTERNATIONAL INC.
                         (Name of Subject Company (Issuer))

                               HMI ACQUISITION CORP.
                            A WHOLLY OWNED SUBSIDIARY OF
                                     ALCOA INC.
                        (Names of Filing Persons (Offerors))
                                    ------------

                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)
                                    ------------
                                     443208103
                       (CUSIP Number of Class of Securities)
                             LAWRENCE R. PURTELL, ESQ.
                                     ALCOA INC.
                                201 ISABELLA STREET
                                PITTSBURGH, PA 15212
                             TELEPHONE: (412) 553-4545
                       (Name, address and telephone number of
                        person authorized to receive notices
                  and communications on behalf of filing persons)
                                      COPY TO:
                              J. MICHAEL SCHELL, ESQ.
                              MARGARET L. WOLFF, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 FOUR TIMES SQUARE
                                 NEW YORK, NY 10036
                              TELEPHONE: 212-735-3000


                         CALCULATION OF FILING FEE
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        Transaction Valuation*                     Amount of Filing Fee
             $367,464,447                              $73,492.89**
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*   For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all of the 15,383,307 outstanding publicly held shares of common stock of Howmet International Inc. and (ii) 2,115,000 shares of common stock of Howmet International Inc. subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**  $69,993.23 has previously been paid.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A      Form or Registration No.: N/A
    Filing party: N/A                      Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [_] issuer tender offer subject to Rule 13e-4.

   [_] going-private transaction subject to Rule 13e-3.

   [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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        This Amendment No. 4 to the Tender Offer Statement on Schedule TO
(the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 18, 2000, relates to the third-party tender offer by HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation, to purchase all of the shares of common stock, par value $0.01 per share, of Howmet International Inc., a Delaware corporation, at a price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Offer to Purchase.

ITEMS 1, 4 AND 11.

Items 1, 4 and 11 are hereby amended and supplemented to add the following:

        "On June 1, 2000, Alcoa announced that it had reached an agreement in principle with the Independent Committee with respect to the Offer pursuant to which, subject to the execution of a definitive merger agreement and the approval of the Company Board, Alcoa would acquire all of the Publicly Held Shares for $21.00 in cash. Alcoa also announced that it increased the Offer Price from $20.00 per Share to $21.00 per Share and extended the Offer until Midnight, New York City time, on Wednesday, June 14, 2000. There will be a subsequent offering period of at least three business days following the June 14 expiration. As of the close of business on June 1, 2000, the number of Shares that had been validly tendered was 732,892, including guaranteed deliveries.

        On June 2, 2000, Alcoa announced the signing of a definitive merger agreement with the Company (the "Merger Agreement"). Under the Merger Agreement, which was approved by the Independent Committee, Alcoa is offering to purchase all of the Publicly Held Shares for $21.00 per Share in cash."

ITEM 12.

        Item 12 is hereby amended and supplemented to add the following exhibit:

        (a)(11)   Press Release, dated June 1, 2000.

        (a)(12)   Press Release, dated June 2, 2000.




                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HMI ACQUISITION CORP.


                                          By: /s/ Barbara S. Jeremiah
                                             ------------------------------
                                          Name:  Barbara S. Jeremiah
                                          Title: Vice President


                                          ALCOA INC.


                                          By: /s/ Richard B. Kelson
                                              -------------------------------
                                          Name:  Richard B. Kelson
                                          Title: Executive Vice President and
                                                   Chief Financial Officer


Dated: June 2, 2000




                                 EXHIBIT INDEX

        (a)(11)   Press Release, dated June 1, 2000.

        (a)(12)   Press Release, dated June 2, 2000.